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Annual Statement as to Compliance
For the Year Ended December 31, 2008

JP Morgan Chase Commercial Mortgage Securities Trust
Series 2008-C2

Westlin Portfolio Pari Passu Loan Serviced under JPMC Series 2007-C1 (the “C1
Transaction”)

Pursuant to Section 3.02 of the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i.	A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii.
To the best of my knowledge, based on such review, Capmark Finance Inc. as Subservicer has fulfilled all of its obligations under this Subservicing Agreement in all material respects throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

Mark E. McCool
Managing Director
February 20, 2009

Inv.  872 Lib A

Capmark Finance Inc.
116 Welsh Road
Real Estate Finance, Investments, Services	Horsham, Pa 19044